Fax


LIBERTY
INTERNATIONAL

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Kerin Williams	**Date:**	21 July 2006
Pages:	3		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934' File No. 82-34722		

Please find an announcement made on the London Stock Exchange today.

Yours faithfully



Kerin Williams
Deputy Company Secretary


06015596


LIBERTY

INTERNATIONAL

July 21, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Interim Results".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,



Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

LIBERTY INTERNATIONAL PLC
NOTIFICATION OF INTERIM RESULTS

Liberty International PLC announces that it intends to release its interim results for the six month period ended 30 June 2006 on Thursday 27 July 2006.

Enquiries:

Susan Folger Company Secretary, Liberty International PLC + 44 207 887 7004

PRESS RELEASE


LIBERTY
INTERNATIONAL

27 July 2006

LIBERTY INTERNATIONAL PLC

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2006

Attached is the full Interim Report for the six months ended 30 June 2006:

Enquiries:
Liberty International PLC:

Sir Robert Finch	Chairman	+44 (0)20 7960 1273
David Fischel	Chief Executive	+44 (0)20 7960 1207
Aidan Smith	Finance Director	+44 (0)20 7960 1210
Public relations:		
UK:	Michael Sandler, Hudson Sandler	+44 (0)20 7796 4133
SA:	Matthew Gregorowski, College Hill Associates	+44 (0)20 7457 2020
	Nicholas Williams, College Hill Associates	+27 (0)11 447 3030

Background on Liberty International
Liberty International PLC is the UK's third largest listed property company and a constituent of the FTSE-100 Index of the UK's leading listed companies. Liberty International owns Capital Shopping Centres ("CSC"), the premier UK regional shopping centre business, and Capital & Counties, a retail and commercial property investment and development company concentrating on Central London, non-shopping centre retail in the UK and California, USA.

LIBERTY INTERNATIONAL PLC

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2006

HIGHLIGHTS

Sir Robert Finch, Chairman of Liberty International, commented:

"Liberty International has continued its dynamic track record of growth with an 8.1 per cent total return in the six month period increasing net assets per share to 1268p on the property industry standard measure, equivalent to 1361p if adjusted for notional acquisition costs deducted from market values.

The quality and resilience of our market-leading UK regional shopping centre business conducted through Capital Shopping Centres was demonstrated at our established centres by 7.3 per cent growth in like-for-like net rental income and an occupancy level which improved in the period to an impressive 98.8 per cent.

The recently opened regional shopping centre developments, Chapelfield, Norwich, and the Northern Extension of Manchester Arndale, represent outstanding additions.

Our £1.2 billion development programme continues to gather momentum, with the three largest components, in Cardiff, Oxford and Newcastle, all in prime locations extending existing established high quality retail destinations.

Our financial position is robust with a debt to assets ratio further reduced in the period to 39 per cent."

27 July 2006

A conference call for investors and analysts will take place at 9.30 a.m. UK time on 27 July.

File:82-34722

HIGHLIGHTS (Continued)

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
Net rental income	£161.7m	£143.8m	£300.1m
Profit before tax, valuation and exceptional items*	£59.0m	£54.4m	£120.9m
Profit before tax	£490.5m	£130.1m	£526.9m
Gain on revaluation and sale of investment properties	£258m	£195m	£565m
Total properties	£7,271m		£7,070m
Net assets (diluted, adjusted**)	£4,465m		£4,180m
Basic earnings per share	104.7p	28.8p	114.8p
Earnings per share (adjusted***)	14.0p	13.3p	29.8p
Dividend per ordinary share	13.75p	13.0p	28.25p
Net assets per share (diluted, adjusted**)	1268p		1188p

* See Analysis of profit before tax in Financial Review

** Adjusted for deferred tax in respect of revaluation surpluses and capital allowances, fair value movements on interest rate hedges, net of tax, and valuation surpluses on trading properties (see Financial Review), in accordance with UK property industry practice.

Net assets per share (diluted, adjusted) would increase by 93p per share at 30 June 2006 (31 December 2005 – 90p) to 1361p (31 December 2005 – 1278p) if adjusted for notional acquisition costs (see Financial Review).

Net assets per share (diluted, adjusted) would reduce by 44p at 30 June 2006 (31 December 2005 – 82p) if adjusted for the fair value of all financial instruments (see Financial Review).

*** Adjusted for valuation and exceptional items and their tax effect (see note 12 to Interim Results), in accordance with UK property industry practice

Unless otherwise stated, references to net assets per share are to net assets per share (diluted, adjusted) and references to earnings per share are to adjusted earnings per share.

HIGHLIGHTS (continued)

- Gains on revaluation of investment properties of £235 million, with like-for-like increases for the six month period as follows:

– UK regional shopping centres	+ 2.7%
– Capital & Counties UK	+ 8.9%
– Capital & Counties USA	+ 4.8%

- Overall revaluation gain on UK regional shopping centres of £163 million of which 56 per cent came from yield shift of 8 basis points and the balance of 44 per cent came from underlying rental growth

- £126 million disposals of investment properties at £23 million over 31 December 2005 market values

- Substantial progress with £1.2 billion development programme

  - St David's 2, Cardiff
  - Westgate, Oxford
  - extensions to and upgrades of existing shopping centres
  - other retail and commercial assets of Capital & Counties

- 98.8 per cent occupancy in established UK regional shopping centres, 97.5 per cent overall including recently completed developments (31 December 2005 – 98.5 per cent)

- 7.3 per cent like-for-like net rental income growth in UK regional shopping centres, 4.7 per cent for Capital & Counties UK

- Strong financial position with debt to assets ratio of 39 per cent

- 8.1 per cent total return for the six month period (increase in adjusted net asset value plus dividends)

DIVIDENDS

The Directors of Liberty International PLC have announced an increased interim ordinary dividend per share of 13.75p (2005 – 13.0p).

The following are the salient dates for the payment of the interim dividend:

Wednesday, 2 August 2006	Sterling/Rand exchange rate struck.
Monday, 14 August 2006	Ordinary shares listed ex-dividend on the JSE, Johannesburg
Wednesday, 16 August 2006	Ordinary shares listed ex-dividend on the London Stock Exchange.
Friday, 18 August 2006	Record date for interim dividend in London and Johannesburg.
Tuesday, 5 September 2006	Dividend payment day for shareholders (Note: Payment to ADR holders will be made on 15 September 2006).

South African shareholders should note that, in accordance with the requirements of STRATE, the last day to trade cum-dividend will be Friday, 11 August 2006 and that no dematerialisation or rematerialisation of shares will be possible from Monday, 14 August to Friday, 18 August 2006 inclusive. No transfers between the UK and South African registers may take place from Wednesday, 2 August to Sunday, 20 August 2006 inclusive.

SUMMARY OF INVESTMENT AND DEVELOPMENT PROPERTIES

	Market Value		Revaluation surplus		Net rental income		
	31 December 2005 £m	**30 June 2006 £m**	**£m**	**Increase**	30 June 2005 £m	**30 June 2006 £m**	**Increase**
UK regional shopping centres							
Lakeside	1,155.9	**1,208.6**	50.4	4.4%			
MetroCentre	930.0	**957.2**	23.8	2.6%			
Braehead	671.0	**692.9**	22.6	3.4%			
Other M25	1,002.1	**1,014.2**	12.4	1.2%			
Other centres	695.8	**719.9**	23.7	3.4%			
Like-for-like income	4,454.8	**4,592.8**	132.9	3.0%	96.5	**103.5**	**7.3%**
Other centres	1,244.5	**1,285.8**	20.6	1.6%	11.1	**23.0**	
Like-for-like capital	5,699.3	**5,878.6**	153.5	**2.7%**	107.6	**126.5**	17.6%
Acquisitions and completions	-	**35.9**	2.3	6.9%	-	**0.3**	
Redevelopments	113.7	**125.6**	9.6	8.3%	3.0	**2.7**	
Developments	24.2	**27.8**	(2.0)		-	-	
Total UK regional shopping centres	5,837.2	**6,067.9**	163.4	**2.8%**	110.6	**129.5**	17.1%
Other UK properties							
Like-for-like income	539.1	**589.5**	49.5	9.2%	14.8	**15.5**	**4.7%**
	44.0	**46.3**	2.3	5.3%	-	**1.0**	
Like-for-like capital	583.1	**635.8**	51.8	**8.9%**	14.8	**16.5**	
Redevelopments	86.0	**102.0**	4.6	5.0%	3.1	**2.0**	
Developments	-	**0.1**	(0.4)		-	-	
Disposals	102.9	-	-		5.0	**2.5**	
Total other UK properties	772.0	**737.9**	56.0	**8.2%**	22.9	**21.0**	(8.3)%
US properties							
Like-for-like income	303.9	**295.4**	14.4	4.9%	8.6	**9.6**	**6.9%**
	24.7	**23.9**	0.8	3.5%	-	**0.8**	
Like-for-like capital	328.6	**319.3**	15.2	**4.8%**	8.6	**10.4**	15.7%
Total investment properties	6,937.8	**7,125.1**	234.6	**3.4%**	142.1	**160.9**	13.2%
Trading properties					1.7	**0.8**	
Net rental income					143.8	**161.7**	12.4%

Like-for-like income - Properties which have been owned throughout both periods without significant capital expenditure in either period, so both income and capital values can be compared on a like-for-like basis.

Like-for-like capital - Properties included in like-for-like income above, plus those which have been owned throughout the current period but not the whole of the prior period, without significant capital expenditure in the current period, so capital values but not income can be compared on a like-for-like basis.

Redevelopments - Properties which have previously been held as completed investment properties which may have been owned throughout the period but which are undergoing, or have been earmarked for, substantial redevelopment such that capital values or income may have been affected.

Percentage increases for the US have been adjusted for the effect of exchange rates.

File:82-34722

Property analysis by use and type

	Market Value			Revaluation
	31 December 2005 £m	30 June 2006 £m	% of total properties	surplus Increase
Regional shopping centres & other retail				
UK regional shopping centres	5,837.2	6,067.9	85.2%	2.8%
UK other retail	354.4	380.6	5.3%	6.6%
US regional shopping centres	130.8	129.5	1.8%	7.4%
US other retail	137.9	133.3	1.9%	3.7%
Total regional shopping centres & other retail	6,460.3	6,711.3	94.2%	3.1%
Office				
UK business space	417.6	357.3	5.0%	10.0%
US business space	59.9	56.5	0.8%	2.7%
Total office	477.5	413.8	5.8%	8.9%
Total investment properties	6,937.8	7,125.1	100%	3.4%

Analysis of other UK and US properties by location and type

	Market Value	Market Value	Revaluation surplus		Net rental income	
	31 December 2005 £m	30 June 2006 £m	30 June 2006 £m	Increase	30 June 2005 £m	30 June 2006 £m
Other UK properties						
Central London	408.1	397.0	40.0	11.2%	13.2	11.9
Retail outside London	170.5	179.9	7.1	4.2%	4.8	3.9
Business space outside London	193.4	161.0	8.9	5.8%	4.9	5.2
Total other UK properties	772.0	737.9	56.0	8.2%	22.9	21.0
US properties						
US retail	268.7	262.8	13.7	5.3%	6.6	8.3
US business space	59.9	56.5	1.5	2.5%	2.0	2.1
Total US properties	328.6	319.3	15.2	4.8%	8.6	10.4
Total properties	1,100.6	1,057.2	71.2	7.2%	31.5	31.4

File:82-34722

UK investment property valuation data

	Market Value 30 June 2006 £m	True equivalent yield 31 December 2005	True equivalent yield 30 June 2006	Passing rent 30 June 2006 £m	Six months Net rental income 30 June 2006 £m	ERV 30 June 2006 £m
UK regional shopping centres						
Lakeside	1,208.6	5.06%	5.01%			
MetroCentre	957.2	5.16%	5.06%			
Braehead	692.9	5.25%	5.16%			
Other M25	1,014.2	5.29%	5.23%			
Other centres	2,005.7	5.52%	5.44%			
Like-for-like capital	**5,878.6**	5.30%	**5.22%**	**247.6**	**126.5**	**310.7**
Other	**189.3**			**6.0**	**3.0**	**8.8**
Total UK regional shopping centres	6,067.9	5.32%	**5.24%**	253.6	129.5	319.5
Other UK properties						
Central London	335.0	5.55%	5.14%			
Retail outside London	156.2	5.68%	5.39%			
Business space outside London	144.6	5.17%	5.01%			
Like-for-like capital	**635.8**	5.49%	**5.17%**	**33.4**	**16.5**	**35.6**
Other	**102.1**			**3.7**	**4.5**	**10.0**
Total Other UK properties	737.9	5.76%	**5.23%**	37.1	21.0	45.6

Definitions:

Like-for-like capital
See page 5

True equivalent yield
Effective annual yield to a purchaser of rent receivable quarterly in advance from the assets individually at market value after taking account of notional acquisition costs.

Passing rent
The group's share of contracted annual rents receivable at the balance sheet date. This takes no account of accounting adjustments made in respect of rent free periods or tenant incentives, the reclassification of certain lease payments as finance charges or any irrecoverable costs and expenses, and does not include excess turnover rent, additional rent in respect of unsettled rent reviews or sundry income such as from car parks etc. As such passing rent cannot be directly compared with net rental income shown in the Income Statement.

Net rental income
The group's share of net rents receivable as shown in the Income Statement.

ERV (Estimated Rental Value)
The external valuers' estimates of the group's share of the current annual market rent of all lettable space.

Turnover rent
Rent partly or wholly linked to tenants' annual sales normally comprising a minimum or base rent plus excess turnover rent.

Acquisitions
Properties acquired during the current period.

Developments
Properties under development and land which have not previously been held as completed investment properties.

Disposals
Properties which have been sold during the period. Net rental income in 2005 also includes income from properties sold in 2005.

CHAIRMAN'S STATEMENT

Introduction

Liberty International is a major UK FTSE-100 ranking listed property company with shareholders' funds of nearly £4.5 billion and property assets now over £7.2 billion of which prime UK regional shopping centres amount to some 85 per cent. The half year ended 30 June 2006 has seen substantial progress with a continuation of our dynamic track record of growth. We have reported an 8.1 per cent total return with an increase in net assets per share from 1188p to 1268p and a 5.3 per cent increase in underlying earnings per share to 14.0p.

The quality and resilience of our UK regional shopping centre business conducted through Capital Shopping Centres ('CSC') was demonstrated at CSC's established centres by 7.3 per cent growth in like-for-like net rental income and an occupancy level which improved in the period to an impressive 98.8 per cent.

CSC's recently opened regional shopping centre developments, Chapelfield, Norwich, and the Northern Extension of Manchester Arndale represent outstanding additions to our business.

Development Programme

Our £1.2 billion development programme continues to gather momentum.

The largest three components are all in prime locations extending established high quality retail destinations. At St. David's 2, Cardiff, we expect the main construction contract to start on site at the end of the year. At Westgate, Oxford, we have now submitted a detailed application for planning permission with an anticipated start on site at year end 2007. The major enlargement of Eldon Square, Newcastle, is already underway.

Active management of our centres is a key component of their continuing success – as they change to reflect shopping habits and demands. Accordingly the programme includes a large number of smaller projects where we seek to add incremental value to existing centres.

An example of such a project is the conversion to restaurant use of the Pavilion building which overlooks the lake at Lakeside, Thurrock. We are now on site with practical completion programmed for 2007. The restaurants have been pre-let to a very strong line-up of restaurateurs. The project will create a major additional attraction to strengthen further the important evening trade at our flagship centre which already successfully trades on weekdays from 10 a.m. until 10 p.m.

The overall programme includes substantial regeneration activities of some £150 million at Capital & Counties, our non-shopping centre business, where several assets are currently non-income producing while they undergo redevelopment or refurbishment. The programme includes promising projects such as the mixed-use redevelopment of the former Allders department store in The Headrow, Leeds, and in aggregate involves around 700,000 sq.ft. to be brought back into income production over the next few years.

Disposals

We achieved £126 million of office disposals in the period at a surplus of £23 million over their 2005 market values thus freeing up financial resources for our development programme. These disposals were in line with our overall strategy to focus on retail property which constitutes 94 per cent of our business. Our remaining office component is mostly in London's West End, as part of mixed-use buildings in locations with significant constraints on further supply.

Valuations

Our assets are revalued every six months by independent external professional valuers.

A revaluation surplus on our investment properties of £235 million arose for the half year, representing an overall 3.4 per cent increase. Our established UK regional shopping centres increased by 2.7 per cent while Capital & Counties recorded a like-for-like increase of 8.9 per cent in the UK and 4.8 per cent in the USA.

Our prime regional shopping centres were valued at an average true equivalent yield of 5.22 per cent at 30 June 2006, a relatively conservative yield compared with other retail asset classes. By comparison, prime high street shops are now valued on yields around 4 per cent and prime retail parks have moved below the 4 per cent mark. As we consider the rental growth prospects from our centres to be as good or better than high street shops or retail parks, we believe that, on a relative basis, our centres represent excellent value.

The equivalent yield used by our valuers for our UK regional shopping centres reduced in the period from an average of 5.30 per cent to 5.22 per cent, a yield shift of 8 basis points. The gap between current net rental income and the valuers' higher estimate of the rental value of the centres limited the scope for downward yield shift in the period; but does imply scope for future growth in Liberty International's net rental income assuming this gap is closed in due course through our rolling programme of rent reviews. Furthermore and encouragingly, nearly half the period's valuation uplift from these assets came from underlying rental growth.

The valuation of CSC's assets has been carried out with limited evidence available to the valuers of recent actual market transactions for prime UK regional shopping centres. Also, each asset is valued individually and the result therefore takes no account of any additional value were the portfolio to be considered as a whole. Furthermore, investment properties are valued after deducting notional acquisition costs, particularly stamp duty land tax at 4 per cent in the UK, amounting in aggregate to £330 million, equivalent to 93p per Liberty International share. Each of these factors is relevant and overall they add significantly to the value of Liberty International.

UK investment property market

We are firm believers in the importance of specialisation in the property business as a key factor in long term success. However, as a specialist, one has at times to endure periods when investors' attention moves elsewhere and other sectors are more in favour.

UK office markets, after a long period of underperformance compared with other property asset classes, particularly retail, are currently experiencing a sharp cyclical recovery and significant re-rating, particularly in Central London. In our case, Capital & Counties' Central London assets appreciated by 11 per cent in the six month period ended 30 June 2006.

A marked downward shift in yields has been an important component of the exceptional returns recorded from UK real estate in the last few years. This process had strong foundations in its early phases as investors adapted and grew to accept lower and more stable long term interest rates in the UK; looking forward, however, the likelihood is a less benign inflationary environment, particularly as a result of increased commodity prices. The UK investment property market has to date been relatively unperturbed by the change in the interest rate environment in the first six months of 2006.

We have always adopted a prudent approach to debt financing and, while the debt component of the group's capital structure is predominantly floating rate, it is backed by interest rate swaps thereby achieving long term fixed rate finance on a flexible basis and immunising the group against rising interest rates. This period's Income Statement shows a surplus of £175 million on the revaluation of these financial instruments, reflecting the sharp upward movement in UK interest rates in the period, with the UK 10 year gilt yield increasing from 4.1 per cent to 4.7 per cent.

Retail Market Conditions

We consistently remind investors that as a retail property company, not a retailer, our cash flows are underpinned by long term rental contracts which in the UK at the present time predominantly have rent reviews every 5 years. The encouraging 7 per cent growth in like-for-like net rental income from our established centres was the result of progress with our rent reviews in this period, particularly at Lakeside, Thurrock, The MetroCentre, Gateshead, and The Chimes, Uxbridge, in the latter case the first rent reviews since opening in March 2001.

Non-food retail sales in the UK, which showed an unprecedented absolute reduction of 0.6 per cent in 2005 compared with 2004, have recovered to some extent in 2006, particularly in the last three months. Trade appears to have improved overall at our centres this year, although as ever with winners and losers among our retail customers as the process of dynamic change in UK retailing unfolds.

Notwithstanding last year's difficult market, retailers are generally continuing with selective expansion plans and the early indications of retailer enthusiasm for our attractive major developments are encouraging. However, the letting market is likely to be challenging for the next few years as a number of major UK city centre development projects, few of which are however directly competing with CSC centres, are scheduled to open between now and the end of 2008.

Our immediate priorities are to maintain the high level of occupancy within our established centres and to complete lettings at Chapelfield, Norwich, and Manchester Arndale. Beyond that point, we have no material development letting exposure until the opening of St. David's 2, Cardiff in Autumn 2009 and of the last and largest phase of the Eldon Square, Newcastle extension, also scheduled for 2009.

Mixed-use

One pervading theme in UK property development at present is the move to mixed-use and higher density development.

Braehead, Glasgow, with 1.2 miles of river frontage to the Clyde, is of course an excellent example of mixed-use regeneration. In addition to the major retail and leisure offer of some 2 million sq.ft., including the recently opened 460,000 sq.ft. Xscape indoor leisure scheme, we are now engaged in transforming a further 165 acres of additional derelict industrial land into a new residential community which is expected to grow to a population of around 4,500 people, together with 750,000 sq.ft. of offices and two new hotels. Braehead currently provides employment for 4,500 people and this number is expected to grow significantly over the next few years.

Recent and proposed shopping centre developments such as Norwich, Cardiff and Oxford all contain a substantial residential component including an affordable housing quota. We now have significant experience of the residential aspect of development activity and, particularly with the additional skills available within Capital & Counties, are fully equipped to deal with complex mixed-use projects and to prosper in the changing planning environment.

Management

I would like to compliment our management team on the achievements of the six month period; especially our property management teams which have maintained such a high level of occupancy at our established UK regional shopping centres.

I would also particularly like to record our great appreciation for the 33 years service of John Saggers, Managing Director of Capital & Counties and an executive Board Director of Liberty International, who retires in October this year. We are pleased to have announced the appointment of Ian Hawksworth, formerly an executive director of Hongkong Land, who is returning to the UK and takes up his role as Managing Director of Capital & Counties in September this year.

Dividends

The directors are recommending an interim dividend of 13.75p per share payable on 5 September 2006, an increase of 5.8 per cent on 2005. The directors remain committed to a progressive and relatively full dividend policy which they believe represents a major attraction for long-term investors.

UK Real Estate Investment Trusts ('UK-REITS')

The 2006 Finance Act containing the new REIT legislation has now been passed. It provides the UK with a tax-transparent property investment vehicle, a model which has been satisfactorily in operation in other major jurisdictions for many years.

While some detailed regulations are still awaited, the directors consider it likely that it will be in the best interests of shareholders for Liberty International to convert with effect from 1 January 2007. A circular on the subject will be sent to shareholders in the latter part of this year; the circular will, inter alia, set out our dividend policy as a REIT.

In the case of Liberty International, the charge for entry into the UK-REIT regime, which has been set at 2 per cent of investment properties, would amount to some £136 million (39p per share) on the basis of market values at 30 June 2006. This compares

with our current liability for tax on capital gains, if our UK assets were sold at market value, of around £630 million (179p per share).

Prospects

Our financial position is robust with a debt to assets ratio further reduced in the period to 39 per cent. We have a strong and experienced management team with immense enthusiasm to seize attractive opportunities to enhance our property activities.

The sheer quality, the stability and the resilience of our assets is quite evident. These fundamentals will allow us in the years ahead to continue to deliver strong results to our shareholders.

Sir Robert Finch
Chairman
27 July 2006

OPERATING AND FINANCIAL REVIEW FOR THE SIX MONTHS ENDED 30 JUNE 2006

OPERATING REVIEW

CAPITAL SHOPPING CENTRES ('CSC')

Significant events in the first half of 2006 have been the completion of Phase 2 of the Northern Extension, Manchester Arndale and Xscape, Braehead, Renfrewshire, Glasgow, both opening on 6 April.

UK retailing continues to be a challenging activity within an ever more competitive environment. Consumers have become more conservative in their approach to spending, and retailers are facing continuous downward pressure on prices and intense competition from other retail formats and channels. The current leaders are investing both in physical space and online.

Our quality portfolio, with 50 per cent of the UK's population within 45 minutes drive time of our centres, continues to experience satisfactory retailer demand for well configured space with occupancy levels excluding recently completed developments continuing to be high at 98.8 per cent. The weighted average length of CSC's leases is nearly 10 years.

Our active management approach has effected 33 tenancy changes in the first six months of 2006 adding £0.6 million to annual rental income on a like-for-like basis.

Progress continues to be made on the major rent review programmes, in particular at Lakeside where the majority of the 2005 reviews have now been settled.

Further settlements since the year end have been effected at MetroCentre, Uxbridge and Watford, in line with our expectations.

We continue to work closely with local authorities and other stakeholders wherever we are represented in the UK; promoting education, training and other community issues. We estimate over 46,000 people are directly employed at our UK shopping centres.

The development programme at both completed centres and new sites extending existing prime locations gives considerable momentum to the company's long-term growth profile.

CSC's successful active management focus continually responds to new retail and leisure trends initiated by both our customer groups; the retailer and the consumer. This approach strengthens the quality of our product in prime locations, extending catchments and creating more attractive and compelling destinations.

Development activities in respect of completed shopping centres

At Lakeside, Thurrock, the final phase of refurbishment of the centre, the remodelling of the Pavilion to provide ten new restaurants and further retail and leisure space, commenced on site in April this year. 76 per cent of the space is committed and the project is due to complete in Summer 2007.

At MetroCentre, Gateshead, our ongoing refurbishment of the malls has successfully continued with completion of this year's programme on target for pre-Christmas trading.

At Braehead, Renfrew, Glasgow, significant progress has been made since the year end on the Phase 2 development comprising 165 acres. Xscape, our joint venture with Capital & Regional opened in April, strengthening the Braehead destination offering sport experiences and other leisure activities such as bowling and specialist retail together with cafés and restaurants. 95 per cent of the Xscape space is committed. A further 40 acres of residential land is now in conditional missives for sale and a two acre site has been sold for the development of an 80-bedroom hotel. A new Scottish headquarters for Spanish ceramics company Porcelanosa is under construction. In addition, detailed planning consent has been granted for a 35,000 sq.ft. office development adjacent to Xscape and construction will start later this year.

At Eldon Square, Newcastle, two of our three schemes to improve and extend the centre to a total of 1.3 million sq.ft. have commenced on site. Eldon Square West will provide 22,000 sq.ft. of retail and restaurant space overlooking Old Eldon Square and 58 per cent of the income is currently committed. Construction works are on programme for completion this Autumn. Eldon Square North, our project to relocate the current bus station and provide 48,000 sq.ft. of additional retail space started on site in April this year and is due to complete, in phases between 2007 and 2008.

Progress has also been achieved on the third and largest of the schemes, Eldon Square South, which will provide 410,000 sq.ft. of retail space and an agreement for lease is expected to be completed shortly for the 175,000 sq.ft. department store. This store, together with units currently under active negotiation, amount to 54 per cent of the scheme's anticipated rental income.

The second phase of the 550,000 sq.ft. Northern Extension at Manchester Arndale opened in April providing big floor plates and well configured space to meet retailer requirements, including the opening of the largest Top Shop in the UK outside London. The final phase of the new development is on programme to open for pre-Christmas trade. 87 per cent of the total floorspace in the extension is either let or committed. On opening of the final phase the centre will provide 1.4 million sq.ft. of retail space, the largest city centre shopping centre in the UK.

The first phase of our project to provide an additional 38,000 sq.ft. of retail space at The Glades, Bromley has commenced on site. H&M have contracted to occupy a 30,000 sq.ft. unit and are due to open in 2008.

Negotiations with Watford Council to remodel the Charter Place site, adjacent to The Harlequin are gathering momentum following the publication of the planning brief for the site.

In partnership with Prudential, the refurbishment of the Cribbs Causeway, Bristol, retail park has commenced on site with completion scheduled for early November. These works will create the opportunity to introduce new retailers, refreshing the tenant mix at this successful location.

Our portfolio of quality centres in good catchments continues to offer opportunities to improve rental income and tenant mix through remodelling such as at The Potteries,

Stoke-on-Trent, where plans to provide four units for large space users are progressing well.

Following the successful opening of Chapelfield, Norwich, the fit-out of the residential apartments which flank the shopping centre is underway, providing phased completions from September 2006 until spring 2007. Of the 117 apartments, 28 have been allocated and sold for affordable housing, 70 apartments are to be sold privately on long leases, and 19 will be retained by CSC and let on assured shorthold tenancies.

Progress on new centres

In Oxford, the Westgate Partnership, our joint venture with LaSalle Investment Management, continues to progress following the submission of a detailed planning application in June. The proposals include the refurbishment and extension of the existing centre to around 750,000 sq.ft. In addition to a John Lewis Partnership department store and around 90 shops, there are 127 city centre homes, 50 per cent of which will be designated as affordable housing. Significant improvements to the surrounding environment will also add to the increased vitality of this part of Oxford.

Our joint venture with Land Securities Group PLC for a substantial extension to the existing St. David's Centre in Cardiff is progressing well. The retail provision of some 967,500 sq. ft. will be anchored by a John Lewis Partnership department store and will provide around 125 shops and restaurants. In addition over 300 new apartments will be created together with a state of the art civic library of around 55,000 sq. ft.

The scheme has detailed planning consent and a public inquiry for the Compulsory Purchase Order took place in May. Enabling works are now underway with construction of the main scheme due to start at the beginning of 2007. On completion, the new St David's Centre will provide around 1.4 million sq. ft. of space, ranking it amongst the UK's largest city centre regional shopping centres.

CAPITAL & COUNTIES

UK

Capital & Counties' focus in the first half of 2006 has been threefold, concentrating on property regeneration, disposals and new initiatives.

We have made substantial progress in the six months in bringing forward our wide range of refurbishment and redevelopment projects. We have also taken advantage of the strong property investment market to make further disposals at very satisfactory prices. Efforts have intensified to identify further value-adding opportunities both within the existing core property investments and within new acquisitions. Residential use is becoming an increasingly evident theme in potential projects.

Investment property values continued to improve during the half year both as a result of rental growth expectations and further positive yield shift, particularly within London's West End. UK properties increased in value by £56 million to £737.9 million at 30 June 2006, an increase of 8.9 per cent on a like-for-like basis.

Central London offices and retail

The vacancy rate in our West End and Mid-Town offices continues to reduce; at the end of June only 4,500 sq.ft. was vacant and available to let which represents only one per cent of our total office space in those locations. Average passing office rents in our West End properties are still only £27 per square foot, a modest figure bearing in mind some recently reported lettings.

We also have significant exposure to West End and Covent Garden retail property and have been very encouraged by the current rate of growth in Central London retail sales reported by the London Retail Consortium; for example, an increase of 10.1 per cent in the March–May period of 2006 compared with 2005. If this momentum continues, it should have a very positive effect on rental values.

In the half year, we mounted a selective sales campaign for King's Reach on the South Bank, prompted by a number of unsolicited approaches for the property. A sale was achieved at £80 million, well in excess of last year's valuation. Notwithstanding this opportunistic disposal, our strategy remains to increase the critical mass of investment within the West End and Mid Town retail and office markets and we are currently considering a number of new opportunities.

Meanwhile planning consent was received for a revised scheme for the 110,000 sq.ft. Wapping Riverside workspace refurbishment, a scheme aimed at the creative industries. In Hammersmith, the 110,000 sq.ft. office refurbishment at the Metro Building will complete mid-August when it will be formally launched. At 190, Strand, WC2, we are progressing a joint venture agreement with Prudential to enable this exciting redevelopment scheme to proceed in 2007. The consent permits 200,000 sq.ft. of office and retail space as well as 44 apartments. Also in Central London, a planning application has been made for the redevelopment of offices and garaging at Old Court Place, London W8 to provide 6 town houses.

We have also exchanged contracts for the purchase of 1.5 acres of prime development land adjacent to the retail heart of historic riverside Greenwich, South East London. A mixed use scheme including 30,000 sq.ft. of retail and 120 apartments is envisaged and we are in discussion with a residential developer in respect of a potential joint venture.

Retail outside London

In Leeds, at The Headrow, negotiations have been conditionally concluded to enable us to carry out the major retail, office and residential scheme originally envisaged. Substantial preparatory work has already been carried out and we anticipate that the main refurbishment and redevelopment work will start in the Autumn. The scheme has been renamed 'Broad Gate', a name drawn from the heritage of the location.

Further progress has also been made in working up schemes for redundant space within the department stores at Liverpool and Manchester where residential conversions and the provision of creative workspace are envisaged.

Following the sale of land in 2005 at Junction 15 of the M40 at Warwick planning consent has been received for commercial development on the remaining 5 acres of land. We intend to sell this land when appropriate.

Offices outside London

We are gradually reducing our exposure to this sector and in March sold three properties totalling 174,000 sq.ft. in Slough, Portsmouth and Cheshunt. Total realisation was £47 million, £2.6 million in excess of the 31 December 2005 market value. Other disposals are envisaged in due course in order to recycle the capital into Central London investments, retail property throughout the UK and development opportunities.

USA

The investment property valuation at the half year has resulted in a very satisfactory increase of 4.8 per cent on a like-for-like basis compared with 31 December 2005. Overall, initial yield on the US investment portfolio is an attractive 6.2 per cent.

Asset management activities continue. Of particular interest is an initiative to create an overall master plan for Serramonte Shopping Center where substantial land area on the 80 acre site is underutilised. The purpose of the master plan will be to inform and assist discussion with the city planners as we move towards creating further added value at this property.

Construction projects are advancing on schedule at the Trio Apartments residential development in Pasadena and the Willows Shopping Center in the San Francisco Bay area. Trio Apartments remains on schedule for completion in the second half of the year and the leasing of the initial phases continues on plan. The new retail building at the Willows is proceeding with completion scheduled in November of this year.

Leasing progress during the first half of the year was excellent, the highlights of which are new leases covering 14,000 sq.ft. on the top floor of 222 Sutter Street, San Francisco, 7,000 sq.ft. at the Willows, 7,000 sq.ft. at Plaza Escuela, Walnut Creek, and 16,000 sq.ft. of new tenancies at Serramonte.

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FINANCIAL REVIEW

INCOME STATEMENT

Analysis of profit before tax

	Increase	Six months ended 30 June 2006 £m	Six months ended 30 June 2005 £m
Underlying profit before tax	8.4%	58.3	53.8
Property trading profits		0.7	0.6
Profit before tax, valuation and exceptional items	**8.5%**	**59.0**	**54.4**
Gains on revaluation and sale of investment properties		258.0	195.2
Movement in fair value of derivative financial instruments		175.5	(114.3)
Exceptional items		(2.0)	(5.2)
Profit before tax		**490.5**	**130.1**

Underlying profit before tax increased by 8.4 per cent to £58.3 million from £53.8 million reflecting rent reviews and interest savings, offset in part by the impact of active management and disposals all of which are discussed in more detail below.

Trading profits of £0.7 million showed a small increase over the level achieved in 2005. Overall **profit before tax, valuation and exceptional items** therefore increased by 8.5 per cent from £54.4 million to £59.0 million.

In addition to **exceptional items**, material items which need to be disclosed by virtue of their size or incidence, reported **profit before tax** includes other items which are unpredictable by their nature, such as **revaluation gains on investment properties** and the **movement in fair value of derivative financial instruments**. These items can have a significant impact on the presentation and interpretation of the revenue results. In order to compare one period with another, the results have been analysed above to show the effect of these items.

Revaluation movements on investment properties, other than on first time developments, are presented in the Income Statement rather than in the revaluation reserve. Commentary on this movement is dealt with below under Investment Properties. Also the fair value of derivative financial instruments is included in the Balance Sheet and the movement in fair value of derivative financial instruments is included in the Income Statement. Inclusion of these items can create considerable volatility in the Income Statement and has particular significance for Liberty International because of our chosen method of financing which employs a small proportion of fixed rate finance but uses derivative financial instruments to fix interest rates on the more flexible floating rate funding which forms the greater proportion of our debt.

This gives the group the desired certainty over future cash flows combined with a debt structure which enables early repayment without necessarily incurring the significant penalties that can be associated with the early repayment of fixed rate debt. The separation of the fixed and floating elements in this way has enabled us to benefit from reduced margins, through the early refinancing of non-recourse facilities secured on our major shopping centres, in a way which would not have been possible had the original financing been on a fixed rate basis.

Over the period to 30 June 2006, interest rates in general increased and in particular the ten-year sterling interest rate swap, which represents a suitable benchmark for the group's fixed rate obligations, increased from 4.45 per cent to 5.05 per cent. As a result the fair value of the group's derivative financial instruments, which are outlined in more detail below under Maturity and Interest Rate Profile of Debt, improved by £175.5 million and this movement has been reported in the Income Statement. Of this movement £12.7 million was attributable to the £350 million of interest rate swaps contracted around and just after the 2005 year end when rates were at historic lows.

The fair value of financial instruments is extremely sensitive to movements in interest rates. An increase of around 0.40 per cent in swap rates would be sufficient to eliminate the £107 million negative fair value shown in the balance sheet at 30 June 2006 while such a rise in interest rates would have a minimal impact on the group's financing cash flows.

Exceptional items in the period to 30 June 2006 primarily comprised the unamortised costs of the original bank facility secured on The Glades, Bromley and The Chimes, Uxbridge which were written off when this facility was repaid earlier in the period. Further commentary on the impact of financings is included below under the section net interest payable.

Profit before tax increased to £490.5 million from £130.1 million, largely as a result of the substantial increase in the revaluation gain on investment properties and the reversal in respect of the fair value of derivative financial instruments.

Net rental income increased to £161.7 million from £143.8 million. The increase has two components, like-for-like growth and acquisitions and completions, net of disposals. Like-for-like growth, calculated in respect of 77 per cent of properties by value, was 6.9 per cent.

UK regional shopping centres provided like-for-like growth of £7.0 million (7.3 per cent) primarily from the favourable rent reviews at Lakeside, MetroCentre, Uxbridge and Watford. A further £11.9 million increase in net rental income came from the impact of acquisitions in 2005, where income had only been received for part of the comparative period, and centres where there had been substantial capital expenditure so again income in the two periods is not directly comparable.

Other UK properties contributed 4.7 per cent like-for-like growth. However, property sales and the effect of medium and longer-term refurbishment or redevelopment activity resulted in an overall reduction in net rental income of £1.9 million.

The US properties showed like-for-like growth of 6.9 per cent.

Interest payable increased to £90.7 million from £84.9 million and **interest receivable** reduced to £2.9 million from £7.6 million. The increase of £10.5 million in net interest payable reflects expenditure on property acquisitions; interests in Manchester Arndale and The Mall at Cribbs Causeway during the first half of 2005 and the completion of

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Chapelfield, Norwich and an increased interest in Eldon Square, Newcastle in the second half.

The interest charge benefited from savings generated by the three major non-recourse refinancings undertaken in the first half of 2005 and from the conversion of £129 million of 3.95% convertible bonds into 16 million ordinary shares at the end of 2005.

In April 2006 the £20[illegible] million loan secured on The Glades, Bromley and The Chimes, Uxbridge was replaced with separate ten-year loans initially amounting to £252 million with a further £80 million available when the current round of rent reviews are complete at The Chimes. This increased debt was achieved while at the same time securing a saving in margin. In May 2006, we completed a £212 million ten-year loan secured on Chapelfield, Norwich.

The movement in net debt and available facilities is commented upon further under Financial Management.

The underlying **tax charge**, before valuation and exceptional items and before deferred tax on capital allowances amounted to 20.5 per cent (2005 - 22.4 per cent). The low tax charge was primarily due to the benefit of capital allowances and tax relief for capitalised interest.

Provision for tax on valuation and exceptional items and deferred tax in respect of capital allowances increased the group's reported tax charge to 28.2 per cent (2005 - 29.5 per cent).

Basic **earnings per share** increased to 104.7p from 28.8p. **Earnings per share (adjusted)** increased by 5.3 per cent to 14.0p from 13.3p.

The interim **dividend per share** increased by 5.8 per cent to 13.75p per share.

NET ASSETS

Net assets per share	As at 30 June 2006 £m	As at 31 December 2005 £m
Basic net asset value	**3,249.0**	**2,933.1**
Effect of dilution:		
On conversion of bonds	107.0	105.4
On exercise of options	14.0	17.9
Diluted net asset value	3,370.0	3,056.4
Adjustments:		
Fair value of derivative financial instruments (net of tax)	75.1	194.4
Deferred tax on revaluation surpluses	893.5	817.4
Deferred tax on capital allowances	96.7	95.7
Unrecognised surplus on trading properties (net of tax)	29.7	16.4
Diluted adjusted net asset value	**4,465.0**	**4,180.3**
Basic net assets per share from IFRS balance sheet	**966p**	**875p**
Net assets per share (diluted, adjusted)	**1268p**	**1188p**
Basic shares in issue used for calculation	336.4m	335.4m

Diluted shares used for calculation	352.2m	352.0m

Net assets increased to £3,249 million from £2,933 million. **Net assets (diluted, adjusted)** increased to £4,465 million from £4,180 million and **net assets per share (diluted, adjusted)** increased to 1268p from 1188p, mostly as a result of the gains on revaluation and sale of investment properties arising during the period.

Net assets per share (diluted, adjusted) is arrived at after adding back the IAS 12 provision for deferred tax on property revaluation surpluses and the adjustment in respect of fair value of derivative financial instruments.

Two further potential adjustments are often made in order to arrive at the UK industry measure referred to as triple net assets per share. The first relates to the fair value of financial instruments, which includes all financial instruments and not just derivatives. The fair value adjustment for non-derivative financial instruments (note 10) amounts to 23p per share after tax (31 December 2005 - 27p) and the adjustment for derivative financial instruments equates to 21p per share after tax (31 December 2005 - 55p). The sum of the above potential adjustments is a deduction from net assets per share (diluted, adjusted) of 44p (31 December 2005 - 82p).

The second potential adjustment is the provision for deferred tax which, calculated on a disposal basis (note 5) rather than the basis reported under IFRS, would amount to £671 million (31 December 2005 - £642 million) or 191p per share (31 December 2005 - 182p). However, this amount is undiscounted and takes no account of the savings that may be available depending on how sales are structured. This potential adjustment would reduce to around 50p per share if Liberty International becomes a REIT, taking into account overseas properties which are not covered by the UK tax exemptions, and the expected entry charge of around £136 million (39p per share).

Investment properties increased to £7,125 million from £6,938 million at December 2005. Additions amounted to £62 million, comprising primarily expenditure on development and refurbishment activity across the portfolio. The movements during the period are summarised in the table below:

Analysis of movement in investment properties

	£m
Investment properties at 31 December 2005	6,938
Additions	62
Disposals	(103)
Foreign exchange and other movements	(24)
Valuation surplus on investment properties	237
Valuation surplus on developments	15
Investment properties at 30 June 2006	7,125

The aggregate valuation surplus arising in the period to 30 June 2006 amounted to £252 million.

Investment properties are valued after deducting notional acquisition costs including stamp duty amounting in aggregate to £330 million (31 December 2005 - £318 million), equivalent to 93p per Liberty International share (31 December 2005 - 90p).

These notional costs assume each asset is sold individually on the open market at that date and take no account of the structures through which the assets are held within the Liberty International group.

In the case of Liberty International, the purchase and sale of shares is the predominant mode of exchange of ownership and value for shareholders, not the sale of each underlying individual property. If these notional acquisition costs were added back, net assets (diluted, adjusted) would amount to £4,795 million (2005 - £4,498 million) and net assets per share (diluted, adjusted) would amount to 1361p (2005 - 1278p) compared with the reported figure of 1268p (2005 - 1188p).

FINANCIAL MANAGEMENT

Movement in Net Debt and Bank Facilities

Cash balances increased by £47 million from £71 million at 31 December 2005 to £118 million at 30 June 2006 while gross borrowings reduced by £7 million to £2,977 million. The resulting small movement in net debt during the period is broadly explained by the table below:

Analysis of movement in net debt

	Net debt £m
Opening net debt (note 9)	2,913
Additions to investment properties	62
Disposals of investment properties	(126)
Other	10
Closing net debt (note 9)	2,859

At 30 June 2006 the group had committed undrawn medium-term bank facilities of £585 million.

Financial Ratios

The group's main internal constraints are that, at currently prevailing property yields and interest rates, interest cover, measured before valuation and exceptional items and adjusting for the amortisation of convertible debt, should be maintained at a level in excess of 1.6 times and debt to assets at less than 50 per cent. On these measures, interest cover for the period ended 30 June 2006 remained at around 1.7 times and the ratio of net debt to assets reduced to 39 per cent at 30 June 2006 from 40 per cent at 31 December 2005, in each case within the group's internal constraints.

Maturity and Interest Rate Profile of Debt

The group's policy is to eliminate substantially all exposure to short and medium-term interest rate fluctuations in order to reduce the variability of cash flows. During the period short-term interest rates in the UK remained unchanged at 4.50 per cent. However, the market in longer-term sterling swaps reflected expectations for interest rates to rise and the ten-year sterling interest rate swap increased by over 0.60 per cent to 5.05 per cent over the same period.

The table below summarises the interest rate swaps in place at 30 June 2006 compared with 31 December 2005. As reported at the year end, the level of fixed rate protection was increased early in 2006, extending protection beyond the current maturity of existing floating rate facilities.

Interest rate swap summary

	Notional principal		Average rate	
	30 June 2006 £m	31 December 2005 £m	30 June 2006	31 December 2005
In payment after:				
2006	2,501	2,462	5.33%	5.36%
2011	2,907	3,125	5.20%	5.29%
2016	1,800	1,780	4.78%	4.97%
2021	1,475	1,175	4.65%	4.86%
2026	1,475	1,175	4.65%	4.86%

Over the next ten years, substantially all interest payments, including those in respect of debt which is expected to arise as a result of committed capital expenditure, are at fixed rates. However, as capital expenditure on potential developments becomes more probable the level of hedging will be addressed in line with the group's interest rate hedging policy.

The weighted average maturity of debt is 8 years, the weighted average lease maturity 9 years and the weighted average interest cost of group debt at 30 June 2006 was 6.1 per cent (5.8 per cent excluding the £230 million of Capital and Counties' First Mortgage Debenture Stocks 2021 and 2027 which were issued in a different interest rate environment in the late 1980s and early 1990s).

27 July 2006

Independent review report to Liberty International PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2006 which comprises the consolidated interim balance sheet as at 30 June 2006 and the related consolidated interim statements of income, cash flows, statement of recognised income and expense and the related notes for the six months then ended. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis set out in Note 1.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

PricewaterhouseCoopers LLP
Chartered Accountants
London
27 July 2006

Notes:

(a) The maintenance and integrity of the Liberty International PLC website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the web site.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

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CONSOLIDATED INCOME STATEMENT (Unaudited)

For the six months ended 30 June 2006

	Notes	Six months ended 30 June 2006 £m	Six months ended 30 June 2005 £m	Year ended 31 December 2005 £m
Revenue	2	**246.8**	202.5	434.3
Rental income		**244.2**	201.1	417.1
Rental expenses		**(82.5)**	(57.3)	(117.0)
Net rental income		**161.7**	143.8	300.1
Other income		**0.3**	1.3	14.2
Gain on revaluation and sale of investment properties	3	**258.0**	195.2	565.5
	2	**420.0**	340.3	879.8
Administration expenses		**(15.2)**	(13.4)	(29.2)
Operating profit		**404.8**	326.9	850.6
Interest payable	4	**(90.7)**	(84.9)	(171.7)
Interest receivable		**2.9**	7.6	7.5
Exceptional finance costs	4	**(2.0)**	(5.2)	(13.7)
Change in fair value of derivative financial instruments		**175.5**	(114.3)	(145.8)
Net finance costs		**85.7**	(196.8)	(323.7)
Profit before tax		**490.5**	130.1	526.9
Current tax on ordinary items		**(18.6)**	(12.8)	(25.5)
Deferred tax on ordinary items	5	**(120.3)**	(26.8)	(139.8)
Tax on exceptional items		**0.5**	1.2	4.7
Taxation charge		**(138.4)**	(38.4)	(160.6)
Profit for the period attributable to equity shareholders		**352.1**	91.7	366.3
Ordinary dividends – paid and proposed		**46.3**	41.6	98.8
– pence per share		**13.75p**	13.00p	28.25p
Basic earnings per share	12	**104.7p**	28.8p	114.8p
Diluted earnings per share	12	**101.0p**	27.8p	107.4p

Adjusted earnings per share are shown in note 12

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CONSOLIDATED BALANCE SHEET (Unaudited)

As at 30 June 2006

	Notes	As at 30 June 2006 £m	As at 31 December 2005 £m	As at 30 June 2005 £m
Non-current assets				
Investment property	6	**7,097.2**	6,913.6	6,167.1
Development property	6	**27.9**	24.2	56.7
		7,125.1	6,937.8	6,223.8
Plant and equipment		**0.7**	0.6	1.0
Trade and other receivables	8	**61.0**	65.7	57.8
		7,186.8	7,004.1	6,282.6
Current assets				
Trading property	7	**146.4**	132.6	128.1
Trade and other receivables	8	**70.7**	78.7	84.3
Investments		**14.0**	3.0	-
Cash and cash equivalents		**117.7**	70.8	163.4
		348.8	285.1	375.8
Total assets		**7,535.6**	7,289.2	6,658.4
Current liabilities				
Trade and other payables		**(186.4)**	(212.4)	(181.7)
Tax liabilities		**(17.1)**	(10.0)	(13.8)
Borrowings, including finance leases	9	**(64.8)**	(173.5)	(26.9)
Derivative financial instruments		**(13.1)**	(21.6)	(11.2)
		(281.4)	(417.5)	(233.6)
Non-current liabilities				
Borrowings, including finance leases	9, 10	**(2,911.7)**	(2,810.2)	(2,830.1)
Derivative financial instruments		**(94.2)**	(259.5)	(236.5)
Deferred tax provision	5	**(981.1)**	(856.2)	(745.6)
Other provisions		**(7.7)**	(6.8)	(19.8)
Other payables		**(10.5)**	(5.9)	(1.7)
		(4,005.2)	(3,938.6)	(3,833.7)
Total liabilities		**(4,286.6)**	(4,356.1)	(4,067.3)
Net assets		**3,249.0**	2,933.1	2,591.1
Equity				
Called up share capital and reserves	13	**3,249.0**	2,933.1	2,591.1

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CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
(Unaudited)
For the six months ended 30 June 2006

	Six months ended 30 June 2006 £m	Six months ended 30 June 2005 £m	Year ended 31 December 2005 £m
Profit for the period	**352.1**	91.7	366.3
Actuarial losses on defined benefit pension schemes	**-**	-	(2.6)
Surplus/(deficit) on revaluation of development properties	**17.0**	1.2	(15.7)
Tax on items taken directly to equity	**(5.1)**	(0.4)	5.5
Net exchange translation differences and other movements	**(2.2)**	0.5	(0.1)
Total recognised income and expense for the period	**361.8**	93.0	353.4

A summary of changes in group equity is shown in note 13.

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CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)

	Six months ended 30 June 2006 £m	Six months ended 30 June 2005 £m	Year ended 31 December 2005 £m
Cash flows from operating activities			
Operating profit before exceptional items	**404.8**	326.9	850.6
Adjustments for non-cash items:			
Unrealised net revaluation gains on investment properties	**(234.6)**	(195.2)	(562.9)
Profit on sale of investment properties	**(23.4)**	-	(2.6)
Depreciation and amortisation	**0.2**	0.3	0.8
Amortisation of lease inducements and other direct costs	**(0.1)**	2.5	(4.6)
Cash flows from operations before changes in working capital	**146.9**	134.5	281.3
Change in trade and other receivables	**5.5**	(14.5)	(24.2)
Change in trading properties	**8.4**	(15.7)	(18.1)
Change in current asset investments	**(11.0)**	-	(3.0)
Change in trade and other payables	**4.7**	4.9	17.1
Cash generated from operations	**154.5**	109.2	253.1
Interest paid	**(113.7)**	(80.0)	(168.2)
Interest received	**1.9**	6.2	9.7
Tax paid	**(8.4)**	(14.3)	(24.5)
Cash flows from operating activities	**34.3**	21.1	70.1
Cash flows from investing activities			
Purchase and development of property	**(66.1)**	(688.1)	(1,081.5)
Sale of property	**126.0**	-	43.7
Purchase of interests in joint ventures and subsidiary companies	**-**	(6.1)	-
Increase in long term loans receivable, before amortisation	**-**	(0.3)	-
Cash flows from investing activities	**59.9**	(694.5)	(1,037.8)
Cash flows from financing activities			
Issue and repurchase of shares	**5.3**	7.4	10.1
Borrowings drawn	**471.0**	1,694.7	1,944.8
Borrowings repaid	**(472.4)**	(1,259.4)	(1,268.9)
Equity dividends paid	**(51.2)**	(44.7)	(86.3)
Cash flows from financing activities	**(47.3)**	398.0	599.7
Net increase/(decrease) in cash and cash equivalents	**46.9**	(275.4)	(368.0)
Cash and cash equivalents at 1 January	**70.8**	438.8	438.8
Cash and cash equivalents at closing	**117.7**	163.4	70.8

NOTES TO THE ACCOUNTS (Unaudited)

1. Basis of preparation

The Interim Report is unaudited and does not constitute statutory accounts within the meaning of s240 of the Companies Act 1985. The statutory accounts for 2005, which were prepared in accordance with International Financial Reporting Standards, as endorsed by the European Union ("IFRS"), and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS, have been delivered to the Registrar of Companies. The auditors' opinion on these accounts was unqualified and did not contain a statement made under s237 (2) or s237(3) of the Companies Act 1985.

The financial information comprises the consolidated balance sheets as at 30 June 2006 and 30 June 2005 and 31 December 2005 and related consolidated statements of income, cash flow and recognised income and expense and the related notes for periods then ended hereinafter referred to as 'financial information'.

The financial information has been prepared in accordance with the Listing Rules of the Financial Services Authority and the principal accounting policies set out on pages 34 and 35 of the Annual Report 2005 dated 15 February 2006 which is available on the company's website (www.liberty-international.co.uk). It has been prepared under the historical cost convention as modified by the revaluation of properties, available for sale investments and financial assets and liabilities held for trading.

File:82-34722

2. Segmental analysis

	Six months ended 30 June 2006			
	UK Shopping Centres £m	Other Commercial Properties £m	Other Activities £m	Group Total £m
Revenue	200.4	46.4	-	246.8
Rental income	199.3	44.9	-	244.2
Rental expense	(69.8)	(12.7)	-	(82.5)
Net rental income	129.5	32.2	-	161.7
Property trading profits	0.3	0.4	-	0.7
Other income	-	0.2	(0.6)	(0.4)
Gain on revaluation and sale of investment properties	163.5	94.5	-	258.0
Segment result	293.3	127.3	(0.6)	420.0

	Six months ended 30 June 2005			
	UK Shopping Centres £m	Other Commercial Properties £m	Other Activities £m	Group Total £m
Revenue	154.4	47.3	0.8	202.5
Rental income	154.4	46.7	-	201.1
Rental expense	(43.9)	(13.4)	-	(57.3)
Net rental income	110.5	33.3	-	143.8
Property trading profits	-	0.6	-	0.6
Other income	-	(0.1)	0.8	0.7
Gain on revaluation and sale of investment properties	159.7	35.5	-	195.2
Segment result	270.2	69.3	0.8	340.3

	Year ended 31 December 2005			
	UK Shopping Centres £m	Other Commercial Properties £m	Other Activities £m	Group Total £m
Revenue	328.7	103.4	2.2	434.3
Rental income	327.2	89.9	-	417.1
Rental expense	(91.6)	(25.4)	-	(117.0)
Net rental income	235.6	64.5	-	300.1
Property trading profits	1.2	10.4	-	11.6
Other income	-	0.4	2.2	2.6
Gain on revaluation and sale of investment properties	459.4	106.1	-	565.5
Segment result	696.2	181.4	2.2	879.8

The segmental result is shown before administrative expenses.

File:82-34722

3. Gain on revaluation and sale of investment properties

	Six months ended 30 June 2006 £m	Six months ended 30 June 2005 £m	Year ended 31 December 2005 £m
Gain on revaluation of investment properties	237.0	195.2	562.9
Loss on revaluation of development properties	(2.4)	-	-
	234.6	195.2	562.9
Gain on sale of investment properties	23.4	-	2.6
Income statement gain on revaluation and sale of investment properties	258.0	195.2	565.5

4. Finance costs

	Six months ended 30 June 2006 £m	Six months ended 30 June 2005 £m	Year ended 31 December 2005 £m
Gross interest payable - recurring	95.2	88.2	180.3
Interest capitalised on investment properties under development	(4.5)	(3.3)	(8.6)
Interest payable	90.7	84.9	171.7
Exceptional finance costs	2.0	5.2	13.7

Exceptional finance costs of £2.0m represents unamortised issue costs written off on redemption of loans (30 June 2005 - £4.5m, 31 December 2005 - £4.5m). In the year ended 31 December 2005, £8.4m was incurred in the early conversion of £128.7m of the 3.95% convertible bonds (30 June 2005 – nil) and £0.8m (30 June 2005 - £0.7m) was incurred on the repurchase of CSC unsecured bonds.

5. Taxation

	Six months ended 30 June 2006 £m	Six months ended 30 June 2005 £m	Year ended 31 December 2005 £m
Deferred tax:			
On investment property	72.5	61.8	183.3
On derivative financial instruments	53.0	(34.4)	(43.7)
On other temporary differences	(5.2)	(0.6)	0.2
Deferred tax on ordinary items	120.3	26.8	139.8

Under IAS 12, provision is made for the deferred tax liability associated with the revaluation of investment properties. The group does not provide for deferred tax on investment properties by reference to the tax that would be due on the sale of the investment properties as the group has no current intention to dispose of these properties. Instead the group treats the value of the investment properties as being recovered through use, and so provides for deferred tax on the revaluation of investment properties by applying the corporation tax rate of 30% to the revaluation surplus without indexation allowance.

The deferred tax provision on the revaluation of investment properties calculated under IAS 12 is £893.5m at 30 June 2006 (31 December 2005 - £817.4m, 30 June 2005 - £712.6m). This IAS 12 calculation does not reflect the expected amount of tax that would actually be payable if the assets were sold. On a disposal basis, the estimated liability is £671.4m at 30 June 2006 (31 December 2005 - £642.5m, 30 June 2005 - £538.4m).

If upon sale of the properties the group retained all the capital allowances, which is within the control of the group, the deferred tax provision in respect of capital allowances of £96.7m would also be released, and further capital allowances of £26.0m would be available to reduce the amount of tax payable on sale.

Under IFRS where gains, such as revaluation of development properties and other assets, and actuarial movements on pension funds are dealt with in reserves the deferred tax is also dealt with in reserves.

Movements in the provision for deferred tax:

	As at 31 December 2005	Recognised in income	Recognised in equity	As at 30 June 2006
	£m	£m	£m	**£m**
Revaluation of investment properties	817.4	71.4	4.7	**893.5**
Capital allowances	95.7	1.1	(0.1)	**96.7**
Derivative financial instruments	(83.4)	53.0	-	**(30.4)**
Other temporary differences	26.5	(5.2)	-	**21.3**
Net deferred tax provision	856.2	120.3	4.6	**981.1**

6. Investment and development property

	UK shopping centres £m	Other commercial properties £m	Total £m
Investment property:			
At 31 December 2005	5,813.0	1,100.6	6,913.6
Additions	28.1	11.3	39.4
Disposals	-	(102.6)	(102.6)
Reclassification – from developments	33.6	-	33.6
Foreign exchange fluctuations	-	(23.8)	(23.8)
Surplus on valuation	165.4	71.6	237.0
At 30 June 2006	**6,040.1**	**1,057.1**	**7,097.2**
Development property:			
At 31 December 2005	24.2	-	24.2
Additions	22.2	0.5	22.7
Reclassification – to investment property	(33.6)	-	(33.6)
Surplus/(deficit) on valuation	15.0	(0.4)	14.6
At 30 June 2006	**27.8**	**0.1**	**27.9**

The group's interests in investment properties were valued as at 30 June 2006 by external valuers in accordance with the Appraisal and Valuation Manual of RICS, on the basis of Market Value. Market Value represents the figure that would appear in a hypothetical contract of sale between a willing buyer and a willing seller.

Regional shopping centres in the UK were valued by either DTZ Debenham Tie Leung, Chartered Surveyors or CB Richard Ellis. Other commercial properties in the UK were valued by either Knight Frank LLP or CB Richard Ellis. In the United States, properties were valued by Cushman and Wakefield California Inc.

7. Trading property

The market value of trading properties was £188.8 million (31 December 2005 – £156.0 million, 30 June 2005 - £157.1 million).

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8. Trade and other receivables

	As at 30 June 2006 £m	As at 31 December 2005 £m	As at 30 June 2005 £m
Amounts falling due within one year:			
Rents receivable	**18.1**	20.8	20.3
Other debtors	**10.7**	21.5	30.7
Derivative financial instruments	**2.7**	0.9	0.6
Prepayments and accrued income	**39.2**	35.5	32.7
	70.7	78.7	84.3
Amounts falling due after more than one year:			
Other debtors	**12.6**	13.7	10.1
Prepayments and accrued income	**48.4**	52.0	47.7
	61.0	65.7	57.8

9. Borrowings, including finance leases

	As at 30 June 2006 £m	As at 31 December 2005 £m	As at 30 June 2005 £m
Amounts falling due within one year:			
Bank loans and overdrafts	**36.3**	151.6	14.9
Commercial Mortgage Backed Security ("CMBS") Notes	**21.8**	15.0	6.0
Finance lease obligations	**6.7**	6.9	6.0
Total amounts falling due within one year	**64.8**	173.5	26.9
Amounts falling due after more than one year:			
Secured borrowings – non recourse			
CMBS Notes 2015	**1,133.3**	1,141.9	1,158.8
CMBS Notes 2011	**544.9**	547.5	548.8
Bank loans 2016	**460.1**	-	-
Bank loans 2014	**177.3**	384.9	385.8
Bank loan 2013	**-**	98.4	-
Bank loan 2007	**-**	40.0	40.0
	2,315.6	2,212.7	2,133.4
Other secured borrowings			
Debentures 2021 and 2027	**230.0**	230.0	230.0
Other loans	**144.3**	147.0	124.3
	2,689.9	2,589.7	2,487.7
Unsecured borrowings			
CSC bonds 2013	**26.6**	26.5	26.5
CSC bonds 2009	**41.2**	41.0	40.9
	2,757.7	2,657.2	2,555.1
£111.3m 3.95% convertible bonds due 2010 (31 December 2005 - £111.3m, 30 June 2005 - £240m)	**107.0**	105.4	224.0
	2,864.7	2,762.6	2,779.1
Finance lease obligations	**47.0**	47.6	51.0
Amounts falling due after more than one year	**2,911.7**	2,810.2	2,830.1
Total borrowings, including finance leases	**2,976.5**	2,983.7	2,857.0
Cash and cash equivalents	**(117.7)**	(70.8)	(163.4)

File:82-34722

Net borrowings	2,858.8	2,912.9	2,693.6

10. Fair value of financial instruments

	As at 30 June 2006		As at 31 December 2005		As at 30 June 2005	
	Balance sheet value £m	Fair value £m	Balance sheet value £m	Fair value £m	Balance sheet value £m	Fair value £m
Debentures and other fixed rate loans						
Sterling						
C&C 9.875% debenture 2027	150.0	225.2	150.0	233.1	150.0	226.4
C&C 11.25% debenture 2021	80.0	124.1	80.0	126.9	80.0	122.8
CSC 6.875% unsecured bonds 2013	26.6	25.0	26.5	28.0	26.5	24.6
CSC 5.75% unsecured bonds 2009	41.2	41.2	41.0	41.0	40.9	40.5
US dollars						
Fixed rate loans	147.1	145.6	156.7	162.4	118.8	124.8
	444.9	561.1	454.2	591.4	416.2	539.1
Bank loans and loan notes - LIBOR linked	2,370.9	2,370.9	2,369.6	2,369.6	2,159.8	2,159.8
Finance lease obligations	53.7	53.7	54.5	54.5	57.0	57.0
Derivative instruments	107.3	107.3	281.1	281.1	247.1	247.1
	2,976.8	3,093.0	3,159.4	3,296.6	2,880.1	3,003.0
Convertible debt	107.0	150.9	105.4	141.0	224.0	233.2

The fair value adjustment in respect of financial instruments, after credit for tax relief, would amount to 23p per share diluted (31 December 2005 – 27p, 30 June 2005 – 24p).

All other financial assets and liabilities included in the balance sheet are stated at fair values.

11. Capital commitments

At 30 June 2006 the group was contractually committed to £51.0 million of future expenditure for the purchase, construction, development and enhancement of investment property (31 December 2005 - £69.9 million, 30 June 2005 - £311.1 million).

In addition the group's share of joint ventures' commitments at 30 June 2006 was £9.0 million (31 December 2005 - £13.6 million, 30 June 2005 - £23.9 million).

12. Per share details

(a) Number of shares used in the calculation of earnings per share

	Six months ended 30 June 2006 millions	Six months ended 30 June 2005 millions	Year ended 31 December 2005 millions
Weighted average shares (basic)	**336.2**	318.0	319.0
Effect of dilution	**15.1**	32.2	31.5
Weighted average shares (diluted)	**351.3**	350.2	350.5

(b) Earnings used in the calculation of earnings per share

	Six months ended 30 June 2006 £m	Six months ended 30 June 2005 £m	Year ended 31 December 2005 £m
Earnings used for calculation of basic earnings per share	**352.1**	91.7	366.3
Effect of dilution	**2.6**	5.5	10.2
Earnings used for calculation of diluted earnings per share	**354.7**	97.2	376.5
Basic earnings per share (pence)	**104.7p**	28.8p	114.8p
Diluted earnings per share (pence)	**101.0p**	27.8p	107.4p
Earnings used for calculation of basic earnings per share	**352.1**	91.7	366.3
Less gain on revaluation and sale of investment properties	**(258.0)**	(195.2)	(565.5)
(Less)/add back fair value movement on derivative financial instruments	**(175.5)**	114.3	145.8
Add back deferred tax in respect of investment properties	**72.5**	61.8	183.3
Add back/(less) deferred tax in respect of derivative financial instruments	**53.0**	(34.4)	(43.7)
Add back exceptional items, net of tax	**1.5**	4.0	9.0
Add back tax on sale of investment properties	**1.3**	-	-
Earnings used for calculation of adjusted earnings per share	**46.9**	42.2	95.2
Adjusted earnings per share (pence)	**14.0p**	13.3p	29.8p
Earnings used for calculation of adjusted earnings per share	**46.9**	42.2	95.2
Effect of dilution	**2.6**	5.5	10.2
Earnings used for calculation of adjusted, diluted earnings per share	**49.5**	47.7	105.4
Adjusted, diluted earnings per share (pence)	**14.1p**	13.6p	30.1p

(c) Other share information

(i) 3.95% convertible bonds due 2010

At 30 June 2006 and 31 December 2005 3.95% convertible bonds with a nominal value of £111.3m were in issue. The holders of the bonds have options to convert their bonds into ordinary shares at 800p per share at any time until 23 September 2010 or to redeem their bonds at par on 30 September 2007. The company has the option to redeem the bonds at par after 14 October 2008.

(ii) Ordinary share capital

	Number millions
At 30 June 2006	337.8
Of which, held by ESOP trust and treated as cancelled	1.4

(iii) Dividends

	Six months ended 30 June 2006 £m	Six months ended 30 June 2005 £m	Year ended 31 December 2005 £m
Prior period final dividend paid of 15.25p (2005 – 14.1p) per share	51.2	44.7	44.7
Interim dividend paid of 13.0p per share	-	-	41.6
	51.2	44.7	86.3
Proposed dividend of 13.75p (31 December 2005 – 15.25p, 30 June 2005 – 13.0p) per share (not provided for)	46.3	41.5	51.1

13. Summary of changes in group equity

	Six months ended 30 June 2006 £m	Six months ended 30 June 2005 £m	Year ended 31 December 2005 £m
Opening equity shareholders' funds	2,933.1	2,534.2	2,534.2
Bond conversions	-	-	121.7
Issue of shares	6.2	9.7	11.2
Cancellation of shares	(0.9)	(1.1)	(1.1)
	2,938.4	2,542.8	2,666.0
Total recognised income and expense for the period	361.8	93.0	353.4
	3,300.2	2,635.8	3,019.4
Dividends paid	(51.2)	(44.7)	(86.3)
Closing equity shareholders' funds	3,249.0	2,591.1	2,933.1